

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2020

Andrew Mayer
Deputy General Counsel and Corporate Secretary
ACORDA THERAPEUTICS INC
420 Saw Mill River Road
Ardsley, New York 10502

> **Re: ACORDA THERAPEUTICS INC**
> **Registration Statement on Form S-3**
> **Filed September 11, 2020**
> **File No. 333-248728**

Dear Mr. Mayer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Franker